

February 7, 2025

Brad O' Connor
Chief Financial Officer
Hovnanian Enterprises, Inc.
90 Matawan Road
Fifth Floor
Matawan, NJ 07747

> **Re: Hovnanian Enterprises, Inc.**
> **Form 10-K for the year ended October 31, 2024**
> **Form 8-K filed December 5, 2024**
> **File No. 001-8551**

Dear Brad O' Connor:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on December 5, 2024

Ex. 99.1 Earnings Press Release - Fiscal Fourth Quarter and Year Ended October 31, 2024, page 5

1.   We note your presentation of adjusted earnings before interest and income taxes return on investment ("adjusted EBIT ROI") as a non-GAAP financial measure for which you disclose the most directly comparable GAAP financial measure is net income. In regards to your presentation of adjusted EBIT ROI, please further clarify and expand your disclosure regarding the following:
   * Clearly state how such measure is calculated including the use of a trailing twelve-month period in your presentation. In addition, please expand your disclosure to highlight that each of the components, adjusted EBIT and inventories less consolidated inventory not owned and capitalized interest plus liabilities from inventory not owned, used to calculate adjusted EBIT ROI are considered non-GAAP measures, describe the adjustments made to arrive at such non-GAAP measures and identify their most directly comparable GAAP financial

measures;

- Reconcile your statement that the most directly comparable GAAP financial measure to your calculation of adjusted EBIT ROI is net income given that such measure appears to be a ratio. In that regard, we note your discussion of your trailing twelve return on equity ("ROE") on page 3. To the extent you view ROE as the most directly comparable GAAP financial ratio, please tell us how the Company determined that such measure is considered the most directly comparable ratio as calculated using the most directly comparable GAAP financial measures; and

- Notwithstanding the prior point, please revise your disclosures to also provide the ratio as calculated using the most directly comparable GAAP financial measures on a trailing twelve-month period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction